UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91911K102

(CUSIP Number)

Steve Fraidin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 91911K102	Page 2

1	Name of reporting person Pershing Square Capital Management, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,711,122
	9	Sole dispositive power 0
	10	Shared dispositive power 30,711,122
11	Aggregate amount beneficially owned by each reporting person 30,711,122
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.0%(1)
14	Type of reporting person IA

(1)	Calculated based on 343,101,797 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc. outstanding as of October 19, 2015, as reported on Valeant Pharmaceuticals International, Inc.’s quarterly report filed on Form 10-Q on October 26, 2015.

13D

CUSIP No. 91911K102	Page 3

1	Name of reporting person PS Management GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,711,122
	9	Sole dispositive power 0
	10	Shared dispositive power 30,711,122
11	Aggregate amount beneficially owned by each reporting person 30,711,122
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.0%(2)
14	Type of reporting person OO

(2)	Calculated based on 343,101,797 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc. outstanding as of October 19, 2015, as reported on Valeant Pharmaceuticals International, Inc.’s quarterly report filed on Form 10-Q on October 26, 2015.

13D

CUSIP No. 91911K102	Page 4

1	Name of reporting person William A. Ackman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,711,122
	9	Sole dispositive power 0
	10	Shared dispositive power 30,711,122
11	Aggregate amount beneficially owned by each reporting person 30,711,122
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.0%(3)
14	Type of reporting person IN

(3)	Calculated based on 343,101,797 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc. outstanding as of October 19, 2015, as reported on Valeant Pharmaceuticals International, Inc.’s quarterly report filed on Form 10-Q on October 26, 2015.

13D

CUSIP No. 91911K102	Page 5

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on March 25, 2015 (the Original Schedule 13D, as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the common stock, no par value (the “Common Stock”), of Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged.

As of February 5, 2016, the Reporting Persons beneficially own an aggregate of 30,711,122 shares of Common Stock, representing approximately 9.0% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Persons bought for the accounts of PS and PS II 5,000,000 shares of Common Stock and unwound certain options relating to Common Stock as described herein.

13D

CUSIP No. 91911K102	Page 6

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following information:

(a), (b) The Reporting Persons beneficially own an aggregate of 30,711,122 shares of Common Stock (the “Subject Shares”), which number includes: 21,591,122 shares of Common Stock, and 9,120,000 shares of Common Stock underlying over-the-counter American-style call options. The Subject Shares beneficially owned by the Reporting Persons represent approximately 9.0% of the shares of Common Stock issued and outstanding (based upon 343,101,797 shares stated to be outstanding as of October 19, 2015 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2015).

(c) Exhibit 99.7 and Exhibit 99.8, which are incorporated by reference into this Item 5 as if restated in full, describes all of the transactions in the Common Stock (or options relating to Common Stock) that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.7 and Exhibit 99.8 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Item 7 of Schedule 13D is hereby amended and supplemented to add the following exhibits:

Exhibit 99.8	Trading data.

13D

CUSIP No. 91911K102	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

13D

CUSIP No. 91911K102	Page 8

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of March 25, 2015, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Purchaser’s Letter, dated as of March 17, 2015, by Pershing Square Capital Management, L.P.*

Exhibit 99.4	Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of March 11, 2015.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Form of Share Option Contract.*

Exhibit 99.7	Trading data.*

Exhibit 99.8	Trading data.

*	Previously filed.